Exhibit 99.1

Ardmore Shipping Corporation Announces the Delivery of the Ardmore Seawolf

HAMILTON, Bermuda, Aug. 17, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company took delivery of the newbuilding Ardmore Seawolf on August 13, 2015. The 49,999 deadweight tonne, eco-design IMO 3 product and chemical tanker was constructed at the SPP Shipbuilding Co., Ltd ("SPP Shipbuilding") Sacheon Shipyard in Korea, and is the third in a series of four SPP newbuildings scheduled to deliver to Ardmore in 2015. Upon delivery, the Ardmore Seawolf immediately contributed to growth in earnings and cashflow by commencing her initial employment in the Ardmore fleet.

Anthony Gurnee, CEO of Ardmore, commented:

"We are pleased to announce that the Ardmore Seawolf has joined our on-the-water fleet, bringing our total to 22 vessels and further strengthening our earnings power. As our newbuilding program approaches completion with just two ships remaining, our revenue days are set to increase by 70% from their 2014 level. We wish to thank SPP Shipbuilding for its continued hard work and professionalism in building and delivering these high-quality, state-of-the-art vessels."

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com